02/29/2012

To: Mr. Viktor Rozsnyay, Chief Executive Officer, Power of the Dream Ventures, Inc.

From: Eugene Guhne, Board Member, Power of the Dream Ventures, Inc.

Viktor:

It is with deep regret that I resign from my position as a member of the Board of Directors. Unfortunately additional responsibilities will not allow me to give you and Power of the Dream the commitment you deserve.

I have enjoyed my time on the Board and look forward to watching your inevitable success. Please accept my gratitude.

Warmest regards,

/s/ Eugene Guhne
Eugene Guhne